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                               March 4, 2024

       Sudhir Panikassery
       Chief Executive Officer
       Aeries Technology, Inc.
       60 Paya Lebar Road, #08-13
       Paya Lebar Square
       Singapore 409051

                                                        Re: Aeries Technology,
Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed February 26,
2024
                                                            File No. 333-276173

       Dear Sudhir Panikassery:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form S-1 filed February 26, 2024

       Aeries' Management's Discussion and Analysis of Financial Condition and Results of Operations
       Liquidity and Capital Resources, page 72

   1. Please restore in this section disclosure relating to the following topics that were raised in our prior comment
letters or tell us why you believe such disclosure should not be provided:
                                                            comparison of the
projected revenues prepared in connection with the evaluation of the business
combination and your actual revenues, and any resulting impacts to your financial position;
                                                            any changes in the
company's liquidity position since the closing of the business combination, or an
indication that there have been no such material changes; and
                                                            payment of the
Maturity Consideration pursuant to the Forward Purchase Agreements and how this may
impact the cash you have available for other purposes and to
 Sudhir Panikassery
Aeries Technology, Inc.
March 4, 2024
Page 2
          execute your business strategy.

       Please contact Rebekah Reed at 202-551-5332 or Mara Ransom at 202-551-3264 with any other questions.



                                                       Sincerely,
FirstName LastNameSudhir Panikassery
                                                       Division of Corporation
Finance
Comapany NameAeries Technology, Inc.
                                                       Office of Trade &
Services
March 4, 2024 Page 2
cc:       Lance Hancock
FirstName LastName